UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NYMAGIC, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

629484106

(CUSIP Number)

Copies to:

Goldman, Sachs & Co. Attention: Ben I. Adler, Esq. 200 West Street New York, New York 10282 (212) 902-1000	TPG Capital, L.P. Attention: Ronald Cami, Esq. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,897,301 (See Item 5 below)1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,565 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,897,301 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (See Item 5 below)
14	TYPE OF REPORTING PERSON HC-CO

_____________________________
1 Includes (i) 18,565 shares of Common Stock (as defined herein) beneficially owned directly by the GS Group (as defined herein) as further described in Item 5 below and (ii) 3,878,736 shares of Common Stock with respect to which the Reporting Persons (as defined herein) may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,897,301 (See Item 5 below)2
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,565 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,897,301 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (See Item 5 below)
14	TYPE OF REPORTING PERSON BD-PN-IA

__________________________
2 Includes (i) 18,565 shares of Common Stock beneficially owned directly by the GS Group as further described in Item 5 below and (ii) 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)3
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

___________________________
3 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)4
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

___________________________
4 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

___________________________
5 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO

___________________________
6 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)7
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON PN

___________________________
7 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)8
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON PN

___________________________
8 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)9
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON PN

_________________________
9 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)10
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON PN

___________________________
10 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS ProSight Equity Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)11
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO

___________________________
11 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS ProSight Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)12
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

_________________________
12 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS ProSight Parallel Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)13
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

___________________________
13 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS ProSight Specialty Insurance Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)14
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO

___________________________
14 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS ProSight Specialty Insurance Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)15
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO

___________________________
15 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS PSI Merger Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)16
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO

___________________________
16 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS TPG Advisors VI Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)17
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO

___________________________
17 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)18
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON IN

___________________________
18 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 629484106	13D	Page

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 3,878,736 (See Item 5 below)19
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,878,736 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON IN

___________________________
19 Consists of 3,878,736 shares of Common Stock with respect to which the Reporting Persons may be deemed to have shared voting power as a result of certain provisions contained in the Shareholders Agreements described in this Schedule 13D.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.            Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $1.00 per share (the “Common Stock”), of NYMAGIC, INC., a New York corporation (the “Company”), which has its principal executive office at 919 Third Avenue, New York, New York, 10022.

Item 2.            Identity and Background

This Schedule 13D is being filed jointly by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP VI Advisors, L.L.C. (“GSCP VI Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP VI Offshore Advisors”), GS Advisors VI, L.L.C. (“GS Advisors VI”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital VI”), GS Capital Partners VI Offshore Fund, L.P. (“GS VI Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany VI”), GS Capital Partners VI Parallel, L.P. (“GS VI Parallel” and, together with GS Capital VI, GS VI Offshore and GS Germany VI, the “GS Funds”), ProSight Equity Management Inc. (“ProSight Equity”), ProSight Investment LLC (“ProSight Investment”), ProSight Parallel Investment LLC (“ProSight Parallel”), ProSight Specialty Insurance Group, Inc. (“ProSight Group”), ProSight Specialty Insurance Holdings, Inc. (“Parent”) and PSI Merger Sub Inc. (“Merger Sub”) (GS Group, Goldman Sachs, GSCP VI Advisors, GSCP VI Offshore Advisors, GS Advisors VI, the GS Funds, ProSight Equity, ProSight Investment, ProSight Parallel, ProSight Group, Parent and Merger Sub collectively, the “GS Reporting Persons”), TPG Advisors VI, Inc., a Delaware corporation (“TPG Advisors VI”), David Bonderman and James G. Coulter (collectively with TPG Advisors IV, the “TPG Reporting Persons”) (together with the GS Reporting Persons, the “Reporting Persons”).20

The GS Reporting Persons

GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited partnership, is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs also serves as the manager for GSCP Advisors VI, GSCP VI Offshore Advisors and GS Advisors VI and the investment manager for GS Capital VI, GS VI Offshore, GS Germany VI and GS VI Parallel. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS GmbH, a German company with limited liability, is the general partner of GS Germany VI. GSCP Advisors VI, a Delaware limited liability company, is the sole general partner of GS Capital VI. GSCP VI Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS VI Offshore. GS Advisors VI, a Delaware limited liability company, is the sole managing limited partner of GS Germany VI and the sole general partner of GS VI Parallel. Each of GS Capital VI, a Delaware limited partnership, GS VI Offshore, a Cayman Islands exempted limited partnership, GS Germany VI, a German limited partnership, and GS VI Parallel, a Delaware limited partnership, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. ProSight Equity is the managing member of ProSight Investment and ProSight Parallel, each of which are investment vehicles.  GS Capital VI, GS VI Parallel and GS Germany VI are non-managing members of ProSight Investment and GS VI Parallel is the non-managing member of ProSight Parallel. The GS Funds directly hold, in the aggregate, 100% of the equity of ProSight Investment and ProSight Parallel. ProSight Parallel and ProSight Investment own 50.1% of the equity of ProSight Group. ProSight Group owns 100% of the equity of Parent, which is a specialty property and casualty insurance company that aims to create and deliver specialized solutions for groups of customers through limited, exclusive distribution partners.  Parent owns 100% of the equity of Merger Sub.

The principal address for each of GS Group, Goldman Sachs, GSCP Advisors VI, GSCP VI Offshore Advisors, GS Advisors VI, GS Capital VI, GS VI Offshore, GS VI Parallel, ProSight Equity, ProSight Investment, ProSight Parallel, Parent and Merger Sub is 200 West Street, New York, New York, 10282.  The principal address for GS GmbH and GS Germany VI is Messeturm, Friedrich-Ebert-Anlage 49, 60323, Frankfurt/Main, Germany. The principal address for ProSight Group is 3562 Round Barn Cir., Suite 200, Santa Rosa, CA 95403.

___________________________
20 Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP Advisors VI are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP VI Offshore Advisors are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors VI are set forth in Schedule II-C hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS GmbH are set forth in Schedule II-D hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of Goldman Sachs, which is responsible for making all investment decisions for each of GSCP Advisors VI, GSCP VI Offshore Advisors and GS Advisors VI on behalf of Goldman Sachs, are set forth in Schedule II-E hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ProSight Equity are set forth on Schedule II-F hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ProSight Group are set forth on Schedule II-G hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Parent are set forth on Schedule II-H hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Merger Sub are set forth on Schedule II-I hereto and are incorporated herein by reference.

During the past five years, none of the GS Reporting Persons (or, to the knowledge of the GS Reporting Persons, any of the persons listed on Schedules I - II hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule IV hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The TPG Reporting Persons

The principal business of TPG Advisors VI is serving as the sole ultimate general partner of related entities engaged in making investments in securities of public and private companies. TPG Advisors VI is the sole general partner of ProSight TPG, L.P., a Delaware limited partnership which owns 49.9% of the equity of ProSight Group. David Bonderman and James G. Coulter are the sole shareholders of TPG Advisors VI. Through Prosight Group, and as described in greater detail in Item 5, the TPG Reporting Persons may be deemed to have beneficial ownership of 3,878,736 shares of Common Stock reported herein except to the extent disclaimed herein. The present principal occupation of David Bonderman is Chairman of the Board and President of TPG Advisors VI and other affiliated entities. The present principal occupation of James G. Coulter is director and Vice President of TPG Advisors VI and other affiliated entities.

The business address of each of the TPG Reporting Persons is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.  The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TPG Advisors VI are listed on Schedule III.  Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule III is a United States citizen.

During the past five years, none of the TPG Reporting Persons (or, to the knowledge of the TPG Reporting Persons, any of the persons listed on Schedule III hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The TPG Reporting Persons and the GS Reporting Persons may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) of the Act. The TPG Reporting Persons do not expressly affirm membership in a group with the GS Reporting Persons, and disclaim beneficial ownership of any shares of Common Stock held by the GS Reporting Persons, and the GS Reporting Persons do not expressly affirm membership in a group with the TPG Reporting Persons and disclaim beneficial ownership of any shares of Common Stock held by the TPG Reporting Persons. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that (i) the TPG Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by the GS Reporting Persons or (ii) the GS Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by the TPG Reporting Persons, in each case for purposes of Section 13(d) of the Exchange Act or for any other purpose.

The agreement among the GS Reporting Persons and the TPG Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Item 3.           Source and Amount of Funds or Other Consideration

On July 15, 2010, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), Parent and Merger Sub entered into Shareholders Agreements (as defined in Item 4 below) with respect to 3,878,736 shares of Common Stock owned by the Shareholders (as defined in Item 4 below) pursuant to which the Shareholders agreed to vote their shares of Common Stock in favor of approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (as defined in Item 4 below).  No shares of Common Stock were purchased by the Reporting Persons pursuant to the Shareholders Agreements and thus no funds were used by the Reporting Persons for such purpose.

Funds for shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned came from the working capital of Goldman Sachs or other such subsidiary.  Funds for shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons held in client accounts with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion ("Managed Accounts") came from client funds.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Shareholders Agreements, copies of which are filed herewith as Exhibits 99.3 – 99.12.

Item 4.            Purpose of Transaction

The Company and two of the Reporting Persons, Parent and Merger Sub, have entered into an  Agreement and Plan of Merger, dated as of July 15, 2010 (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, the outstanding shares of Common Stock (other than shares owned by the Company, Parent or Merger Sub, which will be cancelled for no consideration, and shares owned by the Company’s subsidiaries, which will remain outstanding and be adjusted as appropriate to maintain each subsidiary’s relative ownership percentage in the Company) will be cancelled and converted into the right to receive $25.75 in cash, without interest.  If the Merger is consummated as planned, the Reporting Persons anticipate that the Company will become controlled by the Reporting Persons and Parent and that the Reporting Persons will seek to cause the Common Stock to be de-registered under the Securities Exchange Act of 1934, as amended, and to cease to be traded or quoted on any over-the-counter network.

Upon consummation of the Merger, the directors of Merger Sub immediately prior to the Merger and the officers of the Company immediately prior to the Merger shall in each case be the directors and officers of the surviving corporation until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the surviving corporation.

The consummation of the Merger is subject to various conditions, including, but not limited to, (i) obtaining the approval of Company shareholders, (ii) expiration or termination of the applicable Hart-Scott-Rodino Antitrust Improvements Act waiting period, (iii) receipt of insurance regulatory approvals and (iv) the Company having a minimum tangible book value of at least $205,000,000. The Merger Agreement may be terminated by the Company or the Parent under certain circumstances.  For additional details on these rights of termination, reference is made to the Merger Agreement.

As an inducement for Parent and Merger Sub to enter into the Merger Agreement with the Company, Mark W. Blackman, Paul J. Hart, Thomas J. Iacopelli, A. George Kallop and Elizabeth B. Kallop, George R. Trumbull, III, Conning Capital Partners VI, L.P. (“Conning Capital Partners”), Lionshead Investments, LLC, Estate of Louise B. Tollefson, Louise B. Tollefson 2000 Florida Intangible Tax Trust and Louise B. Tollefson Family Foundation, shareholders of the Company (together, the “Shareholders”) holding 3,878,736 shares of the Common Stock, or approximately 44.1% of the total issued and outstanding Common Stock in the aggregate as of July 15, 2010, each entered into a separate shareholders agreement (together, the “Shareholders Agreements”) with Parent and Merger Sub.

The Shareholders have agreed to vote (i) in favor of (A) the adoption of the Merger Agreement and the transactions contemplated thereby and (B) approval of any proposal to adjourn or postpone any meeting of the shareholders of the Company to a later date if there are not sufficient votes for adoption and approval of the foregoing on the date on which such meeting is held, (ii) against any action or agreement (or amendment to any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any inquiry, proposal or offer from any third party relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its subsidiaries (including securities of subsidiaries) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 20% or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any person (or “group,” as defined under Section 13 of the Exchange Act) beneficially owning 20% or more of the outstanding Common Stock of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries; in each case, other than the transactions contemplated by the Merger Agreement, and (iv) against any agreement (or amendment to any agreement), amendment of the articles of incorporation or by-laws of the Company or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger Agreement and the transactions contemplated thereby. Pursuant to the Shareholders Agreement, the Shareholders granted Parent a proxy to vote the shares of Common Stock beneficially owned by the Shareholders in the matter described in the immediately preceding sentence.

The Shareholders Agreements will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) April 15, 2011, (iii) the termination of the Merger Agreement in accordance with its terms and (iv) the effectiveness of any amendment, modification, supplement to, or waiver under, the Merger Agreement which would reduce the amount or change the form or composition of the Merger Consideration payable.

The Reporting Persons are not paying any additional compensation to the Shareholders in connection with the execution and delivery of the Shareholders Agreements.

The information set forth in response to this Item 4, including the foregoing summary of certain provisions of the Merger Agreement and the Shareholders Agreement, is qualified in its entirety by reference to the Merger Agreement and the Shareholders Agreements, copies of which are filed herewith as Exhibit 99.2 and Exhibits 99.3 – 99.12 hereto, respectively, and are hereby incorporated herein by reference.

Item 5.            Interest in Securities of the Issuer

The information set forth or incorporated in Items 2, 3, 4, 5 and 6 is hereby incorporated herein by reference.

(a) and (b): The following disclosure assumes that there are 8,799,513 shares of Common Stock outstanding, which includes 8,499,513 shares of Common Stock that the Company represented in the Merger Agreement was the number of outstanding shares as of July 14, 2010, in addition to 300,000 shares of Common Stock issuable upon conversion of options held by Conning Capital Partners.  The following disclosure further assumes that the Shareholders beneficially own 3,878,736 shares, which is the total number of shares of Common Stock that the Shareholders represented in the Shareholders Agreements they beneficially owned in total as of July 15, 2010, including the options held by Conning Capital Partners, which may be exercised prior to the closing of the Merger.  As a result of the Shareholders Agreements, the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 3,878,736 shares of Common Stock, representing, for the purposes of Rule 13d-3, approximately 44.1% of the outstanding shares of Common Stock.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Shareholders Agreements, the Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

As of July 15, 2010, each of GS Group and Goldman Sachs may be deemed to have beneficially owned an aggregate of 18,565 shares of Common Stock, including (i) 17,565 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and (ii) 1,000 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 0.02% of the shares of Common Stock reported to be outstanding as represented in the Merger Agreement.  GS Group and Goldman Sachs each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

Except for the 18,565 shares of Common Stock beneficially owned directly by Goldman Sachs and which may be deemed beneficially owned indirectly by GS Group, and to the extent that they may be deemed to have any such power by virtue of the Shareholders Agreements, the Reporting Persons do not have sole power to vote or direct the vote, shared power to vote or direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the shares of Common Stock.  The Reporting Persons may be deemed in certain circumstances, as more fully described in Item 4, to have the shared power of the Shareholders to vote 3,878,736 shares of Common Stock.  However, the Reporting Persons are not entitled to any rights as a shareholder of the Company as to the shares of Common Stock that are the subject of the Shareholders Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that (i) the TPG Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by the GS Reporting Persons or (ii) the GS Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by the TPG Reporting Persons, in each case for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Except as set forth in this Item 5, none of the Reporting Persons beneficially owns any shares of Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(c):  Except for the execution and delivery of the Merger Agreement and the Shareholders Agreements, or, in the case of the GS Reporting Persons only, as set forth on Schedule V hereto, (i) none of the GS Reporting Persons nor, to the best knowledge of each of the GS Reporting Persons, without independent verification, any of the persons listed on Schedule I – II hereto, has effected any transaction in the shares of Common Stock during the past 60 days and (ii) none of the TPG Reporting Persons nor, to the best knowledge of each of the TPG Reporting Persons, without independent verification, any of the persons listed on Schedule III hereto, has effected any transaction in the shares of Common Stock during the past 60 days.

(d):  The TPG Reporting Persons do not know of any other person who has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock. Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock held in Managed Accounts, no other person is known by the GS Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e): Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Merger Agreement and Shareholders Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.  In addition, Goldman Sachs has a short position equivalent to 60,866 shares of Common Stock.

Item 7.            Material to Be Filed as Exhibits

99.1
Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of July 26, 2010, by and among the Goldman Sachs Group Inc., Goldman, Sachs & Co., Goldman, Sachs Management GP GmbH, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GSCP Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C., GS Advisors VI, L.L.C., ProSight Equity Management Inc., ProSight Parallel Investment LLC, ProSight Investment LLC, ProSight Specialty Insurance Group, Inc., ProSight Specialty Insurance Holdings, Inc., PSI Merger Sub Inc., TPG Advisors VI, Inc., David Bonderman and James G. Coulter

99.2	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and Mark W. Blackman
99.3	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and Paul J. Hart
99.4	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and Thomas J. Iacopelli
99.5	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub, A. George Kallop and Elizabeth B. Kallop
99.6	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and George R. Trumbull III
99.7	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and Conning Capital Partners VI, L.P.
99.8	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and Louise B. Tollefson
99.9	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and Lionshead Investments, LLC
99.10	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and Louise B. Tollefson 2000 Florida Intangible Tax Trust
99.11	Shareholders Agreement, dated July 15, 2010, by and among Parent, Merger Sub and Louise B. Tollefson Family Foundation
24.1	Power of Attorney, dated October 6, 2008, relating to The Goldman Sachs Group, Inc.
24.2	Power of Attorney, dated October 6, 2008, relating to Goldman, Sachs & Co.
24.3	Power of Attorney, dated April 1, 2008, relating to GSCP VI Advisors, L.L.C.
24.4	Power of Attorney, dated April 1, 2008, relating to GSCP VI Offshore Advisors, L.L.C.
24.5	Power of Attorney, dated April 1, 2008, relating to GS Advisors VI, L.L.C.
24.6	Power of Attorney, dated December 27, 2007, relating to Goldman, Sachs Management GP GmbH
24.7	Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI Fund, L.P.
24.8	Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI Offshore Fund, L.P.
24.9	Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI Parallel, L.P.
24.10	Power of Attorney, dated April 1, 2008, relating to GS Capital Partners VI GmbH & Co. KG

24.11	Authorization and designation letter, dated July 1, 2010, by David Bonderman
24.12	Authorization and designation letter, dated July 1, 2010, by James G. Coulter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2010

THE GOLDMAN SACHS GROUP, INC.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG
By: /s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

PROSIGHT EQUITY MANAGEMENT INC.
By: /s/ Sumit Rajpal
Name: Sumit Rajpal
Title: President

PROSIGHT INVESTMENT LLC
By: PROSIGHT EQUITY MANAGEMENT INC., its Managing Member
By: /s/ Sumit Rajpal
Name: Sumit Rajpal
Title: President

PROSIGHT PARALLEL INVESTMENT LLC
By: PROSIGHT EQUITY MANAGEMENT INC., its Managing Member
By: /s/ Sumit Rajpal
Name: Sumit Rajpal
Title: President

PROSIGHT SPECIALTY INSURANCE GROUP, INC.
By: /s/ Sumit Rajpal
Name: Sumit Rajpal
Title: Vice President

PROSIGHT SPECIALTY INSURANCE HOLDINGS, INC.
By: /s/ Sumit Rajpal
Name: Sumit Rajpal
Title: Vice President

PSI MERGER SUB INC.
By: /s/ Sumit Rajpal
Name: Sumit Rajpal
Title: Vice President

TPG ADVISORS VI, INC.

By: /s/ Ron Cami
Name: Ron Cami
Title: Vice President

David Bonderman

By: /s/ Ron Cami on behalf of David Bonderman (1)
Name: Ron Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ron Cami on behalf of James G. Coulter (2)
Name: Ron Cami on behalf of James G. Coulter (2)

(1)	Ron Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which is filed as an exhibit herewith.

(2)	Ron Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which is filed as an exhibit herewith.

CUSIP No. 629484106

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citzen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation
Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management
Stephen Friedman	Chairman of Stone Point Capital
William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Vice Chairman of Perseus, L.L.C.
Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
James J. Schiro	Former Chief Executive Officer of Zurich Financial Services
H. Lee Scott, Jr.	Chairman of the Executive Committee of the board of Wal-Mart Stores, Inc.

CUSIP No. 629484106

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 629484106

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
R
Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 629484106

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 629484106

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except for Simon B. Cresswell, whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except as follows: Sarah E. Smith is a citizen of the United Kingdom, and Simon B. Cresswell is a citizen of Australia.

Name	Position	Present Principal Occupation

Richard A. Friedman	Managing Director	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director	Managing Director of Goldman, Sachs& Co.

Henry Cornell	Managing Director	Managing Director of Goldman, Sachs& Co.

Elizabeth C. Fascitelli	Managing Director	Managing Director of Goldman, Sachs& Co.

Sarah E. Smith	Managing Director	Managing Director of Goldman, Sachs& Co.

Katherine B. Enquist	Managing Director	Managing Director of Goldman, Sachs& Co.

John E. Bowman	Managing Director	Managing Director of Goldman, Sachs& Co.

Simon B. Cresswell	Managing Director	Vice President of Goldman Sachs International

CUSIP No. 629484106

SCHEDULE II-E

The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GSCP V Advisors, L.L.C., GS Capital Partners V Fund, L.P., GSCP V Offshore Advisors, L.L.C., GS Capital Partners V Offshore Fund, L.P., GS Advisors V, L.L.C., GS Capital Partners V Institutional, L.P. and GS Capital Partners V GmbH & Co. KG are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Robert R. Gheewalla, Hughes B. Lepic and Martin A. Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of each of  Sanggyun Ahn and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Ankur A. Sahu and  Shigeki Kiritani is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Sarah E. Smith is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea, Shigeki Kiritani is a citizen of Japan and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.

Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.

Sarah E. Smith	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director of Goldman, Sachs International

Hughes B. Lepic	Managing Director of Goldman, Sachs International

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Sanggyun Ahn	Managing Director of Goldman Sachs (Asia) L.L.C.

Shigeki Kiritani	Managing Director of Goldman Sachs (Japan) L.L.C.

CUSIP No. 629484106

SCHEDULE II-F

The name, position and present principal occupation of each director and executive officer of ProSight Equity Management Inc., which is the managing member of ProSight Investment LLC and ProSight Parallel Investment LLC, are set forth below.

The business address for each director and executive officer listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: the business address of Joseph J. Beneducci and Lawrence T. Hannon is 3562 Round Barn Cir., Ste. 200, Santa Rosa, CA 95403.

All members listed below are United States citizens, except as follows: Sumit Rajpal is a citizen of India and Anthony Arnold is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Sumit Rajpal	President & Director	Managing Director of Goldman, Sachs & Co.

Anthony Arnold	Vice President & Director	Vice President of Goldman, Sachs & Co.

Richard A. Friedman	Director	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Director	Managing Director of Goldman, Sachs & Co.

Joseph J. Beneducci	Director	Chief Executive Officer, ProSight Specialty Insurance Group, Inc.

Lawrence T. Hannon	Director	Chief Sales & Marketing Officer, ProSight Specialty Insurance Group, Inc.

CUSIP No. 629484106

SCHEDULE II-G

The name, position and present principal occupation of each director and executive officer of ProSight Specialty Insurance Group, Inc. are set forth below.

The business address for all the directors and executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows:  (i) the business address of Joseph J. Beneducci is 3562 Round Barn Cir., Ste. 200, Santa Rosa, CA 95403, (ii) the business address of Richard P. Schifter, Steven W. Carlsen and Jonathan Garfinkel is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, (iii) the business address of Clement S. Dwyer is URSA Advisors Inc., 155 Fleet Street, Portsmouth, NH 03801 and (iv) the business address of Bruce W. Schnitzer is Wand Partners, Inc., 489 Fifth Avenue, New York, NY 10017.

All directors and executive officers listed below are United States citizens, except as follows: Sumit Rajpal is a citizen of India and Anthony Arnold is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Henry Cornell	President & Director	Managing Director of Goldman, Sachs & Co.

Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President & Director	Managing Director of Goldman, Sachs & Co.

Anthony Arnold	Vice President & Director	Vice President of Goldman, Sachs & Co.

John E. Bowman	Treasurer & Vice President	Managing Director of Goldman, Sachs & Co.

Laurie E. Schmidt	Vice President	Vice President of Goldman, Sachs & Co.

Christine Vollertsen	Vice President	Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Jason Levesque	Vice President	Vice President of Goldman, Sachs & Co.

Richard P. Schifter	Vice President & Director	Managing Partner of TPG Capital, L.P.

Steven W. Carlsen	Vice President & Director	President, Shadowbrook Advising, Inc.

Jonathan Garfinkel	Vice President & Director	Principal, TPG Capital, L.P.

Joseph J. Beneducci	Director	Chief Executive Officer, ProSight Specialty Insurance Group, Inc.

Clement S. Dwyer	Director	President & Managing Member, URSA Advisors Inc.

Bruce W. Schnitzer	Director	Chairman and Managing Director, Wand Partners, Inc.

CUSIP No. 629484106

SCHEDULE II-H

The name, position and present principal occupation of each director and executive officer of ProSight Specialty Insurance Holdings, Inc. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: (i) the business address of Joseph J. Beneducci, Lawrence T. Hannon and Robert W. Bailey is 3562 Round Barn Cir., Ste. 200, Santa Rosa, CA 95403, (ii) the business address of Richard P. Schifter, Steven W. Carlsen and Jonathan Garfinkel is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, (iii) the business address of Clement S. Dwyer is URSA Advisors Inc., 155 Fleet Street, Portsmouth, NH 03801 and (iv) the business address of Bruce W. Schnitzer is Wand Partners, Inc., 489 Fifth Avenue, New York, NY 10017.

All members listed below are United States citizens, except as follows: Sumit Rajpal is a citizen of India and Anthony Arnold is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Joseph J. Beneducci	Co-President, Chief Executive Officer, Director	Chief Executive Officer, ProSight Specialty Insurance Group, Inc.

Lawrence T. Hannon	Chief Sales & Marketing Officer	Chief Sales & Marketing Officer, ProSight Specialty Insurance Group, Inc.

Robert W. Bailey	Chief Underwriting Officer	Chief Underwriter and Risk Officer, ProSight Specialty Insurance Group, Inc.

Henry Cornell	Co-President & Director	Managing Director of Goldman, Sachs & Co.

Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President & Director	Managing Director of Goldman, Sachs & Co.

Anthony Arnold	Vice President & Director	Vice President of Goldman, Sachs & Co.

John E. Bowman	Treasurer & Vice President	Managing Director of Goldman, Sachs & Co.

Laurie E. Schmidt	Vice President	Vice President of Goldman, Sachs & Co.

Christine Vollertsen	Vice President	Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President	Vice President of Goldman, Sachs & Co.

Jason Levesque	Vice President	Vice President of Goldman, Sachs & Co.

Richard P. Schifter	Vice President & Director	Managing Partner of TPG Capital, L.P.

Steven W. Carlsen	Vice President & Director	President of Shadowbrook Advising, Inc.

Jonathan Garfinkel	Vice President & Director	Principal of TPG Capital, L.P.

Clement S. Dwyer	Director	President & Managing Member of URSA Advisors Inc.

Bruce W. Schnitzer	Director	Chairman and Managing Director of Wand Partners, Inc.

CUSIP No. 629484106

SCHEDULE II-I

The name, position and present principal occupation of each director and executive officer of PSI Merger Sub Inc. is set forth below.

The business address for each director and executive officer listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: (i) the business address of Joseph J. Beneducci, is 3562 Round Barn Cir., Ste. 200, Santa Rosa, CA 95403, (ii) the business address of Richard P. Schifter, Steven W. Carlsen and Jonathan Garfinkel is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, (iii) the business address of Clement S. Dwyer is URSA Advisors Inc., 155 Fleet Street, Portsmouth, NH 03801 and (iv) the business address of Bruce W. Schnitzer is Wand Partners, Inc., 489 Fifth Avenue, New York, NY 10017.

All members listed below are United States citizens, except as follows: Sumit Rajpal is a citizen of India and Anthony Arnold is a citizen of the United Kingdom.

Name	Position	Present Principal Occupation

Henry Cornell	President & Director	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President & Director	Managing Director of Goldman, Sachs & Co.

Anthony Arnold	Vice President, Secretary & Director	Vice President of Goldman, Sachs & Co.

Richard P. Schifter	Vice President & Director	Partner of TPG Capital, L.P.

Steven W. Carlsen	Vice President & Director	President of Shadowbrook Advising, Inc.

Jonathan Garfinkel	Vice President & Director	Principal of TPG Capital, L.P.

Joseph J. Beneducci	Director	Chief Executive Officer of ProSight Specialty Insurance Group, Inc.

Clement S. Dwyer	Director	President & Managing Member of URSA Advisors Inc.

Bruce W. Schnitzer	Director	Chairman and Managing Director of Wand Partners, Inc.

CUSIP No. 629484106

SCHEDULE III

The names of the directors and the names and titles of the executive officers of TPG Advisors VI and their principal occupations are set forth below. Each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director, Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Ronald Cami	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Jonathan J. Coslet	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
David Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Steven A. Willmann	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

CUSIP No. 629484106

SCHEDULE IV

In May 2006, the Securities and Exchange Commission (“SEC”) alleged that fourteen investment banking firms, including Goldman, Sachs & Co. (“Goldman Sachs”), violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

On July 15, 2010, Goldman Sachs agreed with the SEC to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which has approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933 in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act of 1933 provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

CUSIP No. 629484106

SCHEDULE V

Listed below are the transactions effected by the Reporting Persons in the Issuer’s Common Stock in the past 60 days, all of which were effected in the ordinary course of business of Goldman, Sachs & Co. or another wholly-owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. in ordinary course trading activities.  The transactions were effected on the New York Stock Exchange or in the over-the-counter market.

Purchase (P)/ Sale (S)	Shares	Price	Trade Date	Settlement Date
S	1	20.97	5/14/2010	5/19/2010
P	7	20.98	5/14/2010	5/19/2010
S	7	20.98	5/14/2010	5/19/2010
P	7	20.98	5/14/2010	5/19/2010
S	7	20.98	5/14/2010	5/19/2010
P	7	20.98	5/14/2010	5/19/2010
S	7	20.98	5/14/2010	5/19/2010
P	23	21.08	5/17/2010	5/20/2010
S	80	21.33	5/17/2010	5/20/2010
S	39	21.33	5/17/2010	5/20/2010
P	39	21.33	5/17/2010	5/20/2010
S	38	21.33	5/17/2010	5/20/2010
P	38	21.33	5/17/2010	5/20/2010
S	41	21.33	5/17/2010	5/20/2010
P	41	21.33	5/17/2010	5/20/2010
S	38	21.33	5/17/2010	5/20/2010
P	38	21.33	5/17/2010	5/20/2010
S	76	21.33	5/17/2010	5/20/2010
P	76	21.33	5/17/2010	5/20/2010
S	76	21.33	5/17/2010	5/20/2010
P	76	21.33	5/17/2010	5/20/2010
S	1	21.41	5/18/2010	5/21/2010
S	69	21.3	5/18/2010	5/21/2010
S	55	21.07	5/18/2010	5/21/2010
P	97	20.72	5/19/2010	5/24/2010
S	46	20.72	5/19/2010	5/24/2010
S	10	20.72	5/19/2010	5/24/2010
P	10	20.72	5/19/2010	5/24/2010
S	10	20.72	5/19/2010	5/24/2010
P	10	20.72	5/19/2010	5/24/2010
S	10	20.72	5/19/2010	5/24/2010
P	10	20.72	5/19/2010	5/24/2010
S	700	20.72	5/19/2010	5/24/2010
P	600	20.72	5/19/2010	5/24/2010
P	12	20.72	5/20/2010	5/25/2010
S	12	20.72	5/20/2010	5/25/2010
S	12	20.72	5/20/2010	5/25/2010
P	12	20.72	5/20/2010	5/25/2010
S	10	20.39	5/20/2010	5/25/2010
P	8	20.4	5/20/2010	5/25/2010
P	1	20.11	5/20/2010	5/25/2010
P	94	19.63	5/20/2010	5/25/2010
S	1	19.63	5/20/2010	5/25/2010
P	1	19.63	5/20/2010	5/25/2010
S	6	19.63	5/20/2010	5/25/2010
P	6	19.63	5/20/2010	5/25/2010
S	74	19.63	5/20/2010	5/25/2010
P	74	19.63	5/20/2010	5/25/2010
S	98	19.63	5/20/2010	5/25/2010
P	98	19.63	5/20/2010	5/25/2010
S	75	19.63	5/20/2010	5/25/2010
P	75	19.63	5/20/2010	5/25/2010
S	99	19.63	5/20/2010	5/25/2010
P	99	19.63	5/20/2010	5/25/2010
S	1	19.63	5/20/2010	5/25/2010
P	1	19.63	5/20/2010	5/25/2010
S	1	19.63	5/20/2010	5/25/2010
P	1	19.63	5/20/2010	5/25/2010
S	74	19.63	5/20/2010	5/25/2010
P	74	19.63	5/20/2010	5/25/2010
P	752	19.63	5/20/2010	5/25/2010
P	200	19.63	5/20/2010	5/25/2010
P	294	19.63	5/20/2010	5/25/2010
S	294	19.63	5/20/2010	5/25/2010
P	105	19.63	5/20/2010	5/25/2010
S	105	19.63	5/20/2010	5/25/2010
S	81	19.18	5/21/2010	5/26/2010
S	11	18.995	5/21/2010	5/26/2010

S	1	19.11	5/21/2010	5/26/2010
S	74	19.11	5/21/2010	5/26/2010
S	1	19.05	5/21/2010	5/26/2010
S	5	19.49	5/21/2010	5/26/2010
S	5	19.49	5/21/2010	5/26/2010
P	5	19.49	5/21/2010	5/26/2010
S	5	19.49	5/21/2010	5/26/2010
P	5	19.49	5/21/2010	5/26/2010
P	100	19.18	5/21/2010	5/26/2010
S	500	19.18	5/21/2010	5/26/2010
P	100	19.18	5/21/2010	5/26/2010
S	189	18.77	5/21/2010	5/26/2010
S	200	19.44	5/21/2010	5/26/2010
S	100	19.44	5/21/2010	5/26/2010
P	300	19.44	5/21/2010	5/24/2010
S	2	19.25	5/24/2010	5/27/2010
P	30	18.75	5/24/2010	5/27/2010
P	21	18.75	5/24/2010	5/27/2010
S	21	18.75	5/24/2010	5/27/2010
P	57	18.75	5/24/2010	5/27/2010
S	57	18.75	5/24/2010	5/27/2010
P	8	18.75	5/24/2010	5/27/2010
S	8	18.75	5/24/2010	5/27/2010
P	22	18.75	5/24/2010	5/27/2010
S	22	18.75	5/24/2010	5/27/2010
P	78	18.75	5/24/2010	5/27/2010
S	78	18.75	5/24/2010	5/27/2010
P	78	18.75	5/24/2010	5/27/2010
S	78	18.75	5/24/2010	5/27/2010
P	11	18.75	5/24/2010	5/27/2010
S	11	18.75	5/24/2010	5/27/2010
P	30	18.75	5/24/2010	5/27/2010
S	30	18.75	5/24/2010	5/27/2010
P	550	18.75	5/24/2010	5/27/2010
P	11	18.75	5/24/2010	5/27/2010
S	11	18.75	5/24/2010	5/27/2010
P	11	18.75	5/25/2010	5/28/2010
S	11	18.75	5/25/2010	5/28/2010
S	11	18.75	5/25/2010	5/28/2010
P	11	18.75	5/25/2010	5/28/2010
P	78	18.37	5/25/2010	5/28/2010
P	11	18.37	5/25/2010	5/28/2010
P	8	18.35	5/25/2010	5/28/2010
P	2	18.34	5/25/2010	5/28/2010
S	30	18.67	5/25/2010	5/28/2010
P	30	18.67	5/25/2010	5/28/2010
P	38	18.67	5/25/2010	5/28/2010
S	38	18.67	5/25/2010	5/28/2010
P	8	18.67	5/25/2010	5/28/2010
S	8	18.67	5/25/2010	5/28/2010
S	30	18.67	5/25/2010	5/28/2010
P	30	18.67	5/25/2010	5/28/2010
P	38	18.67	5/25/2010	5/28/2010
S	38	18.67	5/25/2010	5/28/2010
P	8	18.86	5/26/2010	6/1/2010
P	24	19.14	5/26/2010	6/1/2010
P	24	19.07	5/26/2010	6/1/2010
S	24	19.07	5/26/2010	6/1/2010
P	9	19.82	5/27/2010	6/2/2010
S	100	19.46	5/27/2010	6/2/2010
P	22	20.35	5/28/2010	6/3/2010
S	28	20.35	5/28/2010	6/3/2010
P	51	20.35	5/28/2010	6/3/2010
S	74	20.35	5/28/2010	6/3/2010
S	24	20.35	5/28/2010	6/3/2010
P	24	20.35	5/28/2010	6/3/2010
P	2	20.35	5/28/2010	6/3/2010
S	2	20.35	5/28/2010	6/3/2010
S	49	20.35	5/28/2010	6/3/2010
P	49	20.35	5/28/2010	6/3/2010

S	46	20.35	5/28/2010	6/3/2010
P	46	20.35	5/28/2010	6/3/2010
S	23	20.35	5/28/2010	6/3/2010
P	23	20.35	5/28/2010	6/3/2010
P	19	20.35	5/28/2010	6/3/2010
S	19	20.35	5/28/2010	6/3/2010
S	48	20.35	5/28/2010	6/3/2010
P	48	20.35	5/28/2010	6/3/2010
S	1	20.35	5/28/2010	6/3/2010
P	1	20.35	5/28/2010	6/3/2010
S	47	20.35	5/28/2010	6/3/2010
P	47	20.35	5/28/2010	6/3/2010
S	100	20.33	5/28/2010	6/3/2010
S	100	20.32	5/28/2010	6/3/2010
S	100	20.33	5/28/2010	6/3/2010
S	700	20.35	5/28/2010	6/3/2010
P	100	20.35	5/28/2010	6/3/2010
P	200	20.35	5/28/2010	6/3/2010
P	100	20.35	5/28/2010	6/3/2010
P	100	20.35	5/28/2010	6/3/2010
P	300	20.35	5/28/2010	6/3/2010
P	41	20.35	6/1/2010	6/4/2010
S	41	20.35	6/1/2010	6/4/2010
S	41	20.35	6/1/2010	6/4/2010
P	41	20.35	6/1/2010	6/4/2010
S	6	20.09	6/1/2010	6/4/2010
S	4	20.1	6/1/2010	6/4/2010
S	1	19.67	6/1/2010	6/4/2010
S	1	19.73	6/1/2010	6/4/2010
S	30	19.92	6/1/2010	6/4/2010
S	7	19.92	6/1/2010	6/4/2010
S	7	19.81	6/1/2010	6/4/2010
S	43	19.83	6/1/2010	6/4/2010
S	6	19.81	6/1/2010	6/4/2010
S	43	19.85	6/1/2010	6/4/2010
S	30	19.81	6/1/2010	6/4/2010
S	50	19.82	6/1/2010	6/4/2010
S	29	19.82	6/1/2010	6/4/2010
P	29	19.82	6/1/2010	6/4/2010
P	2	19.82	6/1/2010	6/4/2010
S	2	19.82	6/1/2010	6/4/2010
S	36	19.82	6/1/2010	6/4/2010
P	36	19.82	6/1/2010	6/4/2010
S	6	19.82	6/1/2010	6/4/2010
P	6	19.82	6/1/2010	6/4/2010
S	704	19.82	6/1/2010	6/4/2010
P	275	19.82	6/1/2010	6/4/2010
S	100	19.82	6/1/2010	6/4/2010
S	119	19.82	6/1/2010	6/4/2010
P	119	19.82	6/1/2010	6/4/2010
S	6	20.05	6/2/2010	6/7/2010
S	1	20.05	6/2/2010	6/7/2010
P	24	20.19	6/2/2010	6/7/2010
S	19	19.9	6/2/2010	6/7/2010
P	54	19.88	6/2/2010	6/7/2010
P	4	19.82	6/2/2010	6/7/2010
S	4	19.82	6/2/2010	6/7/2010
S	4	19.82	6/2/2010	6/7/2010
P	4	19.82	6/2/2010	6/7/2010
P	2	20.1	6/2/2010	6/7/2010
P	1	20.11	6/2/2010	6/7/2010
P	20	20.11	6/2/2010	6/7/2010
P	20	20.11	6/2/2010	6/7/2010
S	20	20.11	6/2/2010	6/7/2010
P	208	20.11	6/2/2010	6/7/2010
P	19	20.11	6/2/2010	6/7/2010
S	19	20.11	6/2/2010	6/7/2010
S	1	20.11	6/2/2010	6/7/2010
P	1	20.11	6/2/2010	6/7/2010
P	100	20.55	6/2/2010	6/7/2010

P	12	19.98	6/2/2010	6/7/2010
P	12	19.98	6/2/2010	6/7/2010
P	6	19.98	6/2/2010	6/7/2010
P	12	19.98	6/2/2010	6/7/2010
P	100	20.19	6/2/2010	6/7/2010
P	100	19.88	6/2/2010	6/7/2010
S	100	20	6/2/2010	6/7/2010
S	100	20.06	6/2/2010	6/7/2010
S	1	20.53	6/3/2010	6/8/2010
P	22	20.24	6/3/2010	6/8/2010
S	51	20.11	6/3/2010	6/8/2010
S	7	20.11	6/3/2010	6/8/2010
P	7	20.11	6/3/2010	6/8/2010
S	7	20.11	6/3/2010	6/8/2010
P	7	20.11	6/3/2010	6/8/2010
S	7	20.11	6/3/2010	6/8/2010
P	7	20.11	6/3/2010	6/8/2010
P	100	19.95	6/3/2010	6/7/2010
P	100	19.96	6/3/2010	6/7/2010
P	300	19.91	6/3/2010	6/7/2010
P	100	19.91	6/3/2010	6/7/2010
P	1	20.02	6/3/2010	6/7/2010
P	100	19.98	6/3/2010	6/7/2010
P	100	19.94	6/3/2010	6/7/2010
P	100	19.95	6/3/2010	6/7/2010
P	100	19.95	6/3/2010	6/7/2010
P	100	20	6/3/2010	6/7/2010
P	100	19.95	6/3/2010	6/7/2010
P	92	19.9	6/3/2010	6/7/2010
P	100	19.91	6/3/2010	6/7/2010
S	100	19.96	6/3/2010	6/8/2010
S	100	19.95	6/3/2010	6/8/2010
S	300	19.91	6/3/2010	6/8/2010
S	100	19.91	6/3/2010	6/8/2010
S	100	19.98	6/3/2010	6/8/2010
S	1	20.02	6/3/2010	6/8/2010
S	100	19.94	6/3/2010	6/8/2010
S	100	19.95	6/3/2010	6/8/2010
S	100	19.95	6/3/2010	6/8/2010
S	100	20	6/3/2010	6/8/2010
S	100	19.95	6/3/2010	6/8/2010
S	100	19.91	6/3/2010	6/8/2010
S	92	19.9	6/3/2010	6/8/2010
S	1	20.57	6/3/2010	6/8/2010
S	100	20.12	6/3/2010	6/8/2010
S	2	20.02	6/3/2010	6/8/2010
S	100	19.91	6/3/2010	6/8/2010
S	100	19.95	6/3/2010	6/8/2010
S	100	20.24	6/3/2010	6/8/2010
S	100	19.96	6/3/2010	6/8/2010
P	100	20.12	6/3/2010	6/7/2010
P	1	20.57	6/3/2010	6/7/2010
P	2	20.02	6/3/2010	6/7/2010
P	100	19.91	6/3/2010	6/7/2010
P	100	19.95	6/3/2010	6/7/2010
P	100	20.24	6/3/2010	6/7/2010
P	100	19.96	6/3/2010	6/7/2010
P	100	20.24	6/3/2010	6/8/2010
S	7	19.71	6/4/2010	6/9/2010
P	49	19.59	6/4/2010	6/9/2010
P	49	19.59	6/4/2010	6/9/2010
S	49	19.59	6/4/2010	6/9/2010
S	49	19.59	6/4/2010	6/9/2010
P	49	19.59	6/4/2010	6/9/2010
P	49	19.59	6/4/2010	6/9/2010
S	49	19.59	6/4/2010	6/9/2010
S	49	19.59	6/4/2010	6/9/2010
P	49	19.59	6/4/2010	6/9/2010
S	49	19.59	6/4/2010	6/9/2010
P	49	19.59	6/4/2010	6/9/2010

S	49	19.29	6/7/2010	6/10/2010
S	9	19.07	6/7/2010	6/10/2010
S	77	19.3	6/7/2010	6/10/2010
S	53	19.2639	6/7/2010	6/10/2010
P	53	19.2639	6/7/2010	6/10/2010
S	80	19.2639	6/7/2010	6/10/2010
P	80	19.2639	6/7/2010	6/10/2010
S	100	19.25	6/7/2010	6/10/2010
S	100	19.25	6/7/2010	6/10/2010
S	144	19.2639	6/7/2010	6/10/2010
P	144	19.2639	6/7/2010	6/10/2010
S	144	19.3	6/7/2010	6/10/2010
P	144	19.3	6/7/2010	6/10/2010
S	133	19.3	6/7/2010	6/10/2010
P	133	19.3	6/7/2010	6/10/2010
P	60	19.3	6/8/2010	6/11/2010
S	60	19.3	6/8/2010	6/11/2010
P	60	19.45	6/8/2010	6/11/2010
P	3	19.78	6/8/2010	6/11/2010
P	15	20.04	6/8/2010	6/11/2010
P	83	20.04	6/8/2010	6/11/2010
P	15	20.04	6/8/2010	6/11/2010
S	15	20.04	6/8/2010	6/11/2010
P	37	20.04	6/8/2010	6/11/2010
S	37	20.04	6/8/2010	6/11/2010
P	46	20.04	6/8/2010	6/11/2010
S	46	20.04	6/8/2010	6/11/2010
P	38	20.04	6/8/2010	6/11/2010
S	38	20.04	6/8/2010	6/11/2010
P	61	20.04	6/8/2010	6/11/2010
S	61	20.04	6/8/2010	6/11/2010
P	1	20.04	6/8/2010	6/11/2010
S	1	20.04	6/8/2010	6/11/2010
P	1	20.41	6/9/2010	6/14/2010
P	30	20.44	6/9/2010	6/14/2010
P	1	20.38	6/9/2010	6/14/2010
P	1	20.45	6/10/2010	6/15/2010
S	69	20.95	6/10/2010	6/15/2010
S	69	20.95	6/10/2010	6/15/2010
P	69	20.95	6/10/2010	6/15/2010
S	69	20.95	6/10/2010	6/15/2010
P	69	20.95	6/10/2010	6/15/2010
P	5	20.5	6/11/2010	6/16/2010
S	2	20.41	6/11/2010	6/16/2010
S	2	20.41	6/11/2010	6/16/2010
P	2	20.41	6/11/2010	6/16/2010
P	22	20.41	6/11/2010	6/16/2010
S	22	20.41	6/11/2010	6/16/2010
P	22	20.41	6/11/2010	6/16/2010
S	22	20.41	6/11/2010	6/16/2010
P	22	20.41	6/11/2010	6/16/2010
S	22	20.41	6/11/2010	6/16/2010
P	22	20.41	6/11/2010	6/16/2010
S	22	20.41	6/11/2010	6/16/2010
P	22	20.57	6/14/2010	6/17/2010
P	17	20.43	6/14/2010	6/17/2010
S	17	20.43	6/14/2010	6/17/2010
P	17	20.43	6/14/2010	6/17/2010
S	17	20.43	6/14/2010	6/17/2010
P	34	20.43	6/14/2010	6/17/2010
S	34	20.43	6/14/2010	6/17/2010
P	34	20.43	6/14/2010	6/17/2010
S	34	20.43	6/14/2010	6/17/2010
P	1	20.5	6/15/2010	6/18/2010
P	33	20.54	6/15/2010	6/18/2010
S	24	22.07	6/15/2010	6/18/2010
P	41	22.07	6/15/2010	6/18/2010
S	24	22.07	6/15/2010	6/18/2010
P	24	22.07	6/15/2010	6/18/2010
P	24	22.07	6/15/2010	6/18/2010

S	24	22.07	6/15/2010	6/18/2010
S	24	22.07	6/15/2010	6/18/2010
P	24	22.07	6/15/2010	6/18/2010
S	384	22.07	6/15/2010	6/18/2010
S	224	22.07	6/15/2010	6/18/2010
P	200	22.07	6/15/2010	6/18/2010
P	217	22.07	6/15/2010	6/18/2010
S	217	22.07	6/15/2010	6/18/2010
P	8	21.85	6/16/2010	6/21/2010
P	5	21.86	6/16/2010	6/21/2010
P	60	21.7	6/16/2010	6/21/2010
S	14	21.63	6/16/2010	6/21/2010
S	2	21.76	6/16/2010	6/21/2010
S	8	21.97	6/16/2010	6/21/2010
S	8	21.97	6/16/2010	6/21/2010
P	8	21.97	6/16/2010	6/21/2010
S	160	21.97	6/16/2010	6/21/2010
S	377	22.07	6/16/2010	6/21/2010
P	377	22.07	6/16/2010	6/21/2010
P	22	21.9	6/17/2010	6/22/2010
P	22	21.9	6/17/2010	6/22/2010
S	22	21.9	6/17/2010	6/22/2010
P	22	21.9	6/17/2010	6/22/2010
S	22	21.9	6/17/2010	6/22/2010
S	8	22	6/18/2010	6/23/2010
S	13	22	6/18/2010	6/23/2010
P	29	22.085	6/18/2010	6/23/2010
P	2	22	6/18/2010	6/23/2010
P	69	21.945	6/18/2010	6/23/2010
S	44	21.35	6/18/2010	6/23/2010
P	44	21.35	6/18/2010	6/23/2010
S	44	21.35	6/18/2010	6/23/2010
P	44	21.35	6/18/2010	6/23/2010
S	1000	22	6/18/2010	6/23/2010
S	900	22	6/18/2010	6/23/2010
S	200	22	6/18/2010	6/23/2010
S	200	22	6/18/2010	6/23/2010
S	200	22	6/18/2010	6/23/2010
S	100	22	6/18/2010	6/23/2010
S	200	22	6/18/2010	6/23/2010
S	300	22	6/18/2010	6/23/2010
P	100	21.91	6/18/2010	6/23/2010
P	100	21.945	6/18/2010	6/23/2010
P	44	21.55	6/18/2010	6/23/2010
S	44	21.74	6/21/2010	6/24/2010
P	13	21.35	6/21/2010	6/24/2010
S	13	21.35	6/21/2010	6/24/2010
P	2	21.35	6/21/2010	6/24/2010
S	2	21.35	6/21/2010	6/24/2010
S	15	21.35	6/21/2010	6/24/2010
P	15	21.35	6/21/2010	6/24/2010
S	33	20.98	6/21/2010	6/24/2010
P	73	20.28	6/21/2010	6/24/2010
P	73	20.28	6/21/2010	6/24/2010
S	73	20.28	6/21/2010	6/24/2010
P	73	20.28	6/21/2010	6/24/2010
S	73	20.28	6/21/2010	6/24/2010
S	5	21.25	6/21/2010	6/24/2010
S	3	20.29	6/22/2010	6/25/2010
P	2	20.43	6/22/2010	6/25/2010
S	19	20.23	6/22/2010	6/25/2010
S	100	20.21	6/22/2010	6/25/2010
S	100	20.27	6/22/2010	6/25/2010
S	7	20.22	6/23/2010	6/28/2010
P	7	20.22	6/23/2010	6/28/2010
S	1	20.22	6/23/2010	6/28/2010
P	93	20.23	6/23/2010	6/28/2010
P	3	20.03	6/23/2010	6/28/2010
S	54	19.98	6/23/2010	6/28/2010
P	54	19.98	6/23/2010	6/28/2010

S	54	19.98	6/23/2010	6/28/2010
P	54	19.98	6/23/2010	6/28/2010
P	100	20.38	6/23/2010	6/28/2010
P	100	20.1	6/23/2010	6/28/2010
P	100	20.18	6/23/2010	6/28/2010
P	100	20.24	6/23/2010	6/28/2010
P	100	20.23	6/23/2010	6/28/2010
S	54	19.9	6/24/2010	6/29/2010
P	3	20.15	6/24/2010	6/29/2010
P	18	20.15	6/24/2010	6/29/2010
P	28	20.16	6/24/2010	6/29/2010
P	40	20.15	6/24/2010	6/29/2010
P	40	19.94	6/24/2010	6/29/2010
S	40	19.94	6/24/2010	6/29/2010
P	100	20.05	6/24/2010	6/29/2010
P	100	20.05	6/24/2010	6/29/2010
P	100	19.96	6/24/2010	6/29/2010
P	100	20.11	6/24/2010	6/29/2010
P	1	20.11	6/24/2010	6/29/2010
P	1	20.02	6/24/2010	6/29/2010
P	98	20.11	6/24/2010	6/29/2010
P	100	19.97	6/24/2010	6/29/2010
S	1	19.94	6/25/2010	6/30/2010
P	75	19.94	6/25/2010	6/30/2010
S	21	19.94	6/25/2010	6/30/2010
P	4	19.94	6/25/2010	6/30/2010
P	3	19.94	6/25/2010	6/30/2010
S	3	19.94	6/25/2010	6/30/2010
S	3	19.94	6/25/2010	6/30/2010
P	3	19.94	6/25/2010	6/30/2010
P	7	19.94	6/25/2010	6/30/2010
S	7	19.94	6/25/2010	6/30/2010
P	1	19.94	6/25/2010	6/30/2010
S	1	19.94	6/25/2010	6/30/2010
S	12	19.94	6/25/2010	6/30/2010
P	12	19.94	6/25/2010	6/30/2010
S	38	19.9378	6/25/2010	6/30/2010
P	63	19.94	6/25/2010	6/30/2010
S	63	19.94	6/25/2010	6/30/2010
S	95	19.96	6/25/2010	6/30/2010
S	1	19.96	6/25/2010	6/30/2010
S	3	19.96	6/25/2010	6/30/2010
S	1	19.96	6/25/2010	6/30/2010
P	700	19.94	6/25/2010	6/30/2010
S	1900	19.94	6/25/2010	6/30/2010
P	824	19.94	6/25/2010	6/30/2010
S	824	19.94	6/25/2010	6/30/2010
S	1	19.84	6/28/2010	7/1/2010
P	1	19.84	6/28/2010	7/1/2010
S	2	19.84	6/28/2010	7/1/2010
P	2	19.84	6/28/2010	7/1/2010
S	2	20	6/28/2010	7/1/2010
S	1	20.04	6/28/2010	7/1/2010
S	23	20.16	6/28/2010	7/1/2010
S	48	20.22	6/28/2010	7/1/2010
P	77	20.22	6/28/2010	7/1/2010
S	77	20.22	6/28/2010	7/1/2010
P	77	20.22	6/28/2010	7/1/2010
S	77	20.22	6/28/2010	7/1/2010
P	77	20.22	6/28/2010	7/1/2010
S	77	20.22	6/28/2010	7/1/2010
S	1	19.84	6/28/2010	7/1/2010
P	1	19.84	6/28/2010	7/1/2010
S	2	20.22	6/28/2010	7/1/2010
P	2	20.22	6/28/2010	7/1/2010
P	106	19.84	6/28/2010	7/1/2010
S	106	19.84	6/28/2010	7/1/2010
S	106	19.84	6/28/2010	7/1/2010
P	106	19.84	6/28/2010	7/1/2010
S	153	19.84	6/28/2010	7/1/2010

P	153	19.84	6/28/2010	7/1/2010
P	120	20.28	6/28/2010	7/1/2010
P	126	20.1	6/28/2010	7/1/2010
S	126	20.1	6/28/2010	7/1/2010
S	126	20.1	6/28/2010	7/1/2010
P	126	20.1	6/28/2010	7/1/2010
P	77	19.925	6/29/2010	7/2/2010
S	26	19.62	6/29/2010	7/2/2010
P	2	19.39	6/30/2010	7/6/2010
P	61	19.29	6/30/2010	7/6/2010
P	100	19.39	6/30/2010	7/6/2010
P	200	19.29	6/30/2010	7/6/2010
P	261	19.29	6/30/2010	7/6/2010
S	261	19.29	6/30/2010	7/6/2010
S	102	19.29	6/30/2010	7/6/2010
S	33	19.45	7/1/2010	7/7/2010
P	2	19.29	7/1/2010	7/7/2010
S	2	19.29	7/1/2010	7/7/2010
S	2	19.29	7/1/2010	7/7/2010
P	2	19.29	7/1/2010	7/7/2010
S	61	19.53	7/1/2010	7/7/2010
S	61	19.53	7/1/2010	7/7/2010
P	61	19.53	7/1/2010	7/7/2010
P	10	19.53	7/2/2010	7/8/2010
S	10	19.53	7/2/2010	7/8/2010
S	10	19.53	7/2/2010	7/8/2010
P	10	19.53	7/2/2010	7/8/2010
P	5	19.7	7/2/2010	7/8/2010
S	20	19.66	7/2/2010	7/8/2010
P	3	19.66	7/6/2010	7/9/2010
S	3	19.66	7/6/2010	7/9/2010
S	3	19.66	7/6/2010	7/9/2010
P	3	19.66	7/6/2010	7/9/2010
S	2	20.32	7/6/2010	7/9/2010
P	85	18.88	7/6/2010	7/9/2010
P	6	18.94	7/6/2010	7/9/2010
P	1	18.94	7/6/2010	7/9/2010
S	39	18.87	7/6/2010	7/9/2010
S	11	18.87	7/6/2010	7/9/2010
P	11	18.87	7/6/2010	7/9/2010
S	11	18.87	7/6/2010	7/9/2010
S	11	18.87	7/6/2010	7/9/2010
P	11	18.87	7/6/2010	7/9/2010
S	5	18.87	7/6/2010	7/9/2010
P	5	18.87	7/6/2010	7/9/2010
S	5	18.87	7/6/2010	7/9/2010
P	5	18.87	7/6/2010	7/9/2010
P	200	18.87	7/6/2010	7/9/2010
S	100	20.35	7/6/2010	7/9/2010
S	100	19.78	7/6/2010	7/9/2010
P	100	18.96	7/6/2010	7/9/2010
P	100	18.88	7/6/2010	7/9/2010
P	12	18.91	7/6/2010	7/9/2010
P	88	18.91	7/6/2010	7/9/2010
P	100	18.93	7/6/2010	7/9/2010
S	600	18.87	7/6/2010	7/9/2010
P	474	18.914	7/6/2010	7/9/2010
S	474	18.914	7/6/2010	7/9/2010
S	5	18.87	7/7/2010	7/12/2010
P	40	19.21	7/7/2010	7/12/2010
P	31	20.75	7/7/2010	7/12/2010
S	31	20.75	7/7/2010	7/12/2010
P	31	20.75	7/7/2010	7/12/2010
P	38	20.75	7/7/2010	7/12/2010
S	38	20.75	7/7/2010	7/12/2010
P	44	20.75	7/7/2010	7/12/2010
S	44	20.75	7/7/2010	7/12/2010
P	76	20.75	7/7/2010	7/12/2010
S	76	20.75	7/7/2010	7/12/2010
P	86	20.75	7/7/2010	7/12/2010

S	86	20.75	7/7/2010	7/12/2010
P	18	20.75	7/7/2010	7/12/2010
S	18	20.75	7/7/2010	7/12/2010
S	18	20.75	7/7/2010	7/12/2010
P	18	20.75	7/7/2010	7/12/2010
P	82	20.75	7/7/2010	7/12/2010
S	82	20.75	7/7/2010	7/12/2010
P	82	20.75	7/7/2010	7/12/2010
S	82	20.75	7/7/2010	7/12/2010
P	180	20.75	7/7/2010	7/12/2010
P	100	20.75	7/7/2010	7/12/2010
P	9	20.89	7/8/2010	7/13/2010
P	73	20.88	7/8/2010	7/13/2010
P	3	20.75	7/8/2010	7/13/2010
S	3	20.75	7/8/2010	7/13/2010
S	3	20.75	7/8/2010	7/13/2010
P	3	20.75	7/8/2010	7/13/2010
P	6	19.73	7/8/2010	7/13/2010
P	13	20.11	7/8/2010	7/13/2010
P	86	20.11	7/8/2010	7/13/2010
P	400	20.11	7/8/2010	7/13/2010
P	486	20.11	7/8/2010	7/13/2010
S	486	20.11	7/8/2010	7/13/2010
S	486	20.11	7/8/2010	7/13/2010
P	486	20.11	7/8/2010	7/13/2010
S	83	21.67	7/9/2010	7/14/2010
S	8	21.64	7/9/2010	7/14/2010
S	1	21.64	7/9/2010	7/14/2010
S	57	21.74	7/9/2010	7/14/2010
P	57	21.74	7/9/2010	7/14/2010
S	57	21.67	7/9/2010	7/14/2010
P	57	21.67	7/9/2010	7/14/2010
S	100	21.67	7/9/2010	7/14/2010
S	126	21.74	7/9/2010	7/14/2010
P	126	21.74	7/9/2010	7/14/2010
S	126	21.67	7/9/2010	7/14/2010
P	126	21.67	7/9/2010	7/14/2010
P	1	21.74	7/12/2010	7/15/2010
S	1	21.74	7/12/2010	7/15/2010
S	1	21.74	7/12/2010	7/15/2010
P	1	21.74	7/12/2010	7/15/2010
S	6	20.81	7/12/2010	7/15/2010
S	65	20.78	7/12/2010	7/15/2010
S	1	20.78	7/12/2010	7/15/2010
P	1	20.78	7/12/2010	7/15/2010
P	500	20.78	7/12/2010	7/15/2010
S	100	20.78	7/12/2010	7/15/2010
S	164	20.78	7/12/2010	7/15/2010
P	164	20.78	7/12/2010	7/15/2010
P	19	20.78	7/13/2010	7/16/2010
S	19	20.78	7/13/2010	7/16/2010
S	19	20.78	7/13/2010	7/16/2010
P	19	20.78	7/13/2010	7/16/2010
P	20	21.11	7/13/2010	7/16/2010
P	29	20.95	7/13/2010	7/16/2010
P	100	21.35	7/13/2010	7/16/2010
P	100	21.39	7/13/2010	7/16/2010
P	100	21.39	7/13/2010	7/16/2010
P	100	21.4	7/13/2010	7/16/2010
P	100	21.4	7/13/2010	7/16/2010
P	100	21.4	7/13/2010	7/16/2010
P	100	21.52	7/13/2010	7/16/2010
P	100	21.61	7/13/2010	7/16/2010
P	100	21.75	7/13/2010	7/16/2010
P	12	21.75	7/13/2010	7/16/2010
P	100	21.74	7/13/2010	7/16/2010
P	31	21.74	7/13/2010	7/16/2010
S	17	21.74	7/13/2010	7/16/2010
P	100	21.74	7/13/2010	7/16/2010
S	8	21.74	7/13/2010	7/16/2010

S	17	21.74	7/13/2010	7/16/2010
P	17	21.74	7/13/2010	7/16/2010
S	8	21.74	7/13/2010	7/16/2010
P	8	21.74	7/13/2010	7/16/2010
S	2	21.74	7/13/2010	7/16/2010
P	2	21.74	7/13/2010	7/16/2010
P	2	21.74	7/13/2010	7/16/2010
S	2	21.74	7/13/2010	7/16/2010
S	17	21.74	7/13/2010	7/16/2010
P	17	21.74	7/13/2010	7/16/2010
P	7	21.48	7/14/2010	7/19/2010
P	15	25.32	7/15/2010	7/20/2010
S	200	25.26	7/15/2010	7/20/2010
S	300	25.26	7/15/2010	7/20/2010
S	100	25.26	7/15/2010	7/20/2010
S	100	25.25	7/15/2010	7/20/2010
S	100	25.26	7/15/2010	7/20/2010
S	1000	25.25	7/15/2010	7/20/2010
S	100	25.26	7/15/2010	7/20/2010
S	400	25.25	7/15/2010	7/20/2010
S	100	25.25	7/15/2010	7/20/2010
P	25000	25.25	7/15/2010	7/20/2010
S	100	25.25	7/15/2010	7/20/2010
S	400	25.25	7/15/2010	7/20/2010
S	100	25.25	7/15/2010	7/20/2010
S	300	25.25	7/15/2010	7/20/2010
S	700	25.25	7/15/2010	7/20/2010
S	200	25.25	7/15/2010	7/20/2010
S	100	25.25	7/15/2010	7/20/2010
S	300	25.25	7/15/2010	7/20/2010
S	2000	25.25	7/15/2010	7/20/2010
S	2000	25.25	7/15/2010	7/20/2010
S	1500	25.25	7/15/2010	7/20/2010
S	500	25.25	7/15/2010	7/20/2010
S	2000	25.25	7/15/2010	7/20/2010
S	1400	25.25	7/15/2010	7/20/2010
S	1500	25.25	7/15/2010	7/20/2010
S	2000	25.25	7/15/2010	7/20/2010
S	2000	25.25	7/15/2010	7/20/2010
S	1500	25.25	7/15/2010	7/20/2010
S	2000	25.25	7/15/2010	7/20/2010
S	200	25.26	7/15/2010	7/20/2010
S	200	25.26	7/15/2010	7/20/2010
S	200	25.25	7/15/2010	7/20/2010
S	900	25.25	7/15/2010	7/20/2010
S	500	25.25	7/15/2010	7/20/2010
S	1500	25.3	7/15/2010	7/20/2010
S	1000	25.3	7/15/2010	7/20/2010
P	1000	25.35	7/15/2010	7/20/2010
P	200	25.39	7/15/2010	7/20/2010
P	400	25.39	7/15/2010	7/20/2010
P	106	25.39	7/15/2010	7/20/2010
P	100	25.4	7/15/2010	7/20/2010
P	200	25.39	7/15/2010	7/20/2010
P	400	25.37	7/15/2010	7/20/2010
P	94	25.4	7/15/2010	7/20/2010
S	500	25.36	7/15/2010	7/20/2010
S	100	25.35	7/15/2010	7/20/2010
S	100	25.35	7/15/2010	7/20/2010
S	600	25.35	7/15/2010	7/20/2010
S	200	25.35	7/15/2010	7/20/2010